UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☒

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)

Date: February 27, 2008	By: /s/ J.C. STEFAN SPICER _______________________________ (Signature) J.C. Stefan Spicer, President & CEO

CENTRAL FUND ENTERS UNDERWRITING AGREEMENT

TSX SYMBOL: CEF.A/CEF.U

AMEX SYMBOL: CEF

FOR IMMEDIATE RELEASE

For release on February 27, 2008

TORONTO, Ontario (February 27, 2008) - Central Fund of Canada Limited (“CFOC”) of Calgary, Alberta announced today that it has entered into an agreement with CIBC World Markets Inc. under which the underwriter has agreed to buy and sell to the public, in Canada and in the United States under the multijurisdictional disclosure system, 4,318,181 Class A Shares of CFOC. The offering will be made under a third prospectus supplement to CFOC’s US$250,000,000 base shelf prospectus dated September 29, 2006.

The purchase price of U.S.$13.20 per Class A Share is expected to result in gross proceeds of approximately U.S.$57 million. Substantially all the net proceeds of the offering have been committed to purchase gold and silver bullion, in keeping with the investment policies established by the board of directors of CFOC, for settlement at closing of the issue. The additional capital is expected to reduce the annual expense ratio in favour of the shareholders of CFOC.

Closing is expected to occur on or about March 5, 2008.

CFOC has filed a base shelf prospectus and registration statement with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (“SEC”) which will serve as the base for the offering to which this communication relates. Before you invest, you should read the base shelf prospectus including any prospectus supplement and any other documents the Company has filed with the securities commissions in each of the provinces and territories of Canada, except Quebec, and the SEC for more complete information about the Company and this offering. You may obtain a copy of the base shelf prospectus filed in the United States from CIBC World Markets Corp., 300 Madison Avenue, New York, New York 10017 or request a copy by telephone at 212-667-7014. You may obtain a copy of the base shelf prospectus in Canada from CIBC World Markets Inc., fax 416-594-7242 or request a copy by telephone at 416-594-7270. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. CFOC’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in the company’s filings with the Canadian securities regulatory authorities and the SEC.

Central Fund of Canada Limited (est. 1961) is an exchange tradeable refined gold and silver bullion holding company. Class A Shares are qualified for inclusion in many North American regulated accounts. Bullion holdings are stored on an unencumbered, allocated, segregated and insured basis in the treasury vaults of a major Canadian bank and are audited semi-annually in the presence of Central Fund’s auditors and bank representatives. Class A Shares are quoted on the AMEX, symbol CEF and the TSX, symbol CEF.A (Cdn.$) and CEF.U (U.S.$).

For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878

Website: www.centralfund.com . Email: info@centralfund.com.